Exhibit 99.1

WSP Holdings Announces First Quarter 2012 Results

Wuxi, China, June 26, 2012 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

(Comparison with the fourth quarter of 2011 and the first quarter of 2011)

	Q1 2012	Q4 2011	Q-o-Q	Q1 2011	Y-o-Y
Net revenues ($ million)	129.5	180.4	-28.2%	131.2	-1.3%
Gross profit (loss) ($ million)	2.7	13.0	-79.4%	11.9	-77.6%
Gross margin (% of net revenues)	2.1%	7.2%	—	9.1%	—
Loss from operations ($ million)	(11.3)	(16.7)	32.4%	(8.5)	-33.2%
Net loss attributable to WSP Holdings Limited ($ million)	(16.6)	(18.9)	12.3%	(13.7)	-20.9%
Loss per ADS ($)(1)	(0.81)	(0.93)	12.9%	(0.67)	-20.9%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:10, effective as of February 15, 2012.

“The first quarter is typically our seasonally slowest quarter of the year, and we saw a decrease in total revenues from the fourth quarter of 2011, mainly due to a decrease in export sales of API products to Venezuela and Ecuador in South America.  The overall decrease in our average selling prices quarter-over-quarter, primarily due to lower average selling prices for both API and non-API products, contributed to the substantial decline in our gross margin,” commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “We will continue with our concerted marketing efforts to tap into new international markets amidst the current global economic uncertainties.”

Financial Results

First Quarter 2012 Financial Results

(Comparison with the fourth quarter of 2011 and the first quarter of 2011)

Net revenues ($ million)	Q1 2012	Q4 2011	Q-o-Q	Q1 2011	Y-o-Y
API	90.4	128.7	-29.8%	88.7	1.8%
Non-API	21.4	27.3	-21.4%	23.2	-7.7%
Others	17.7	24.4	-27.6%	19.3	-8.1%
Total	129.5	180.4	-28.2%	131.2	-1.3%
Domestic	88.5	109.2	-18.9%	60.5	46.2%
Export	41.0	71.2	-42.5%	70.7	-42.0%

Sales volume (tonnes)	Q1 2012	Q4 2011	Q-o-Q	Q1 2011	Y-o-Y
API	81,272	107,622	-24.5%	77,873	4.4%
Non-API	13,445	14,630	-8.1%	11,986	12.2%
Others	23,708	34,927	-32.1%	25,653	-7.6%
Total	118,425	157,179	-24.7%	115,512	2.5%
Domestic	92,893	116,156	-20.0%	68,597	35.4%
Export	25,532	41,023	-37.8%	46,915	-45.6%

WSP Holdings reported revenues of $129.5 million in the first quarter of 2012 compared to $180.4 million in the fourth quarter of 2011 primarily due to a decrease in revenues generated from export sales. Domestic sales and export sales accounted for 68.4% and 31.6%, respectively, of total revenues for the first quarter of 2012.

On a quarter-over-quarter basis, domestic sales decreased primarily due to a 20.0% decrease in domestic sales volume. Export sales decreased quarter-over-quarter primarily due to a 37.8% decrease in export sales volume, and partly due to a 7.6% decrease in average selling prices.

On a year-over-year basis, domestic sales increased primarily due to a 35.4% increase in domestic sales volume and partly due to a 7.9% increase in average selling prices. Export sales decreased year-over-year due to a 45.6% decrease in export sales volume, offset by a 6.5% increase in average selling prices.

API and non-API product sales accounted for 69.8% and 16.6%, respectively, of total revenues in the first quarter of 2012. Lower quarter-over-quarter sales revenues from API product sales were primarily due to a

24.5% decrease in sales volume and in part, a 7.0% decrease in average selling prices. Non-API sales revenues decreased quarter-over-quarter primarily due to a 14.5% decrease in average selling prices and in part, an 8.1% decrease in sales volume.

API sales revenues increased slightly year-over-year due to a 4.4% increase in sales volume, offset by a 2.4% decrease in average selling prices. Non-API sales decreased year-over-year due to a 17.7% decrease in average selling prices, offset by a 12.2% increase in sales volume.

Gross margin in the first quarter of 2012 was 2.1%, compared to 7.2% in the fourth quarter of 2011 and 9.1% in the first quarter of 2011. Lower quarter-over-quarter and year-over-year gross margins were primarily due to lower average selling prices of both API and non-API products in the first quarter of 2012.

Operating expenses in the first quarter of 2012 were $14.0 million, down 53.0% from $29.7 million in the fourth quarter of 2011 and down 31.4% from $20.4 million in the first quarter of 2011.  During the first quarter of 2012, the Company realized a $2.5 million gain on the disposal of its Chaoyang Seamless subsidiary and $3.3 million in other operating income, which partly offset operating expenses.  Selling and marketing expenses were $2.9 million, compared to $14.6 million in the fourth quarter of 2011 and $5.4 million in the first quarter of 2011. The quarter-over-quarter decrease in selling and marketing expenses was primarily due to a decrease in sales commission associated with decreased export sales to South America.  General and administrative expenses were $16.8 million, compared to $16.1 million in the fourth quarter of 2011 and $15.5 million in the first quarter of 2011.

Loss from operations was $11.3 million in the first quarter of 2012, compared to loss from operations of $8.5 million and $16.7 million in the first quarter of 2011 and the fourth quarter of 2011, respectively.

Net interest expense was $10.6 million in the first quarter of 2012, compared to $7.4 million in the first quarter of 2011 and $2.6 million in the fourth quarter of 2011. Higher quarter-over-quarter net interest expense was mainly attributable to an increase in the amount of capitalized interest expense in the fourth quarter of 2011 compared to the first quarter of 2012.

The Company recorded an income tax benefit of $3.8 million in the first quarter of 2012, compared to income tax benefit of $0.1 million and $0.7 million in the first quarter of 2011 and in the fourth of 2011, respectively.

Net loss attributable to WSP Holdings was $16.6 million in the first quarter of 2012, compared to net loss attributable to WSP Holdings of $13.7 million and $18.9 million in the first quarter of 2011 and the fourth quarter of 2011, respectively.

Basic and diluted loss per ADS were both $0.81 in the first quarter of 2012, compared to basic and diluted loss per ADS of $0.67 and $0.93 for both in the first quarter of 2011 and in the fourth quarter of 2011, respectively.

Financial Condition

As of March 31, 2012, the Company had cash and cash equivalents of $20.7 million, compared to $27.7 million as of December 31, 2011. Restricted cash totaled $256.0 million as of March 31, 2012, compared to $249.8 million as of December 31, 2011. As of March 31, 2012, the Company had short term borrowings of $797.1 million and long term borrowings of $60.4 million, compared to $773.5 million and $79.4 million, respectively, as of December 31, 2011.  As of March 31, 2012, one of the Company’s major operating subsidiaries has drawn down approximately RMB2.7 billion ($432.4 million) out of the total approved syndicated loan facility of RMB2.9 billion ($447.7 million) entered into with eight commercial banks in late August 2011, allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans.  The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds at the end of a one-year special observation period.  The subsidiary did not meet and may not meet certain financial covenants under the syndicated loan facility agreement during the relevant measuring periods and is currently in discussion with its lenders to seek remedies.  Another two subsidiaries of the Company are also in breach of their financial covenants under project loans.  As of March 31, 2012, the Company’s short term borrowings include loans not due within one year of $240.4 million that were reclassified as short term borrowings due to technical breaches of these loans.  The Company’s lenders have not accelerated the repayment of their loans under these credit facilities.  In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company’s ability to draw down under these credit facilities may be affected.

Accounts receivable and inventory totaled $184.8 million and $224.5 million, respectively, as of March 31, 2012 compared to $260.1 million and $242.2 million, respectively, as of December 31, 2011 As of March 31, 2012 total assets were $1,484.5 million, total liabilities were $1,259.9 million and total equity was $224.6 million.

Capital expenditures incurred for the three months ended March 31, 2012 were $10.4 million and were funded mainly through own operating cash flow, medium- and long-term bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Operational Environment and Business Outlook

Oil prices slid below $90 a barrel in June 2012, having hovered above the $100 mark since mid-February 2012, and are expected to continue fluctuating due to the ongoing European debt crisis and heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, the Middle East and Central Asia, which provide opportunities for sales growth.  On the domestic front, WSP Holdings is launching certain new series of non-API products for commercial use and will continue to focus on domestic customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 am. Eastern Time on Tuesday, June 26, 2012 to discuss its unaudited financial results for the first quarter of 2012. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866-519-4004. International callers should call +1-718-354-1231. The conference pass code is 928 626 39. A replay of the conference call will be available from 12:00 ET on Tuesday, June 26, 2012 to 23:59 ET on Tuesday July 3, 2012. To access the replay, call 866-214-5335. International callers should call +718-354-1232. The conference pass code is 928 626 39. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended March 31, 2012	3 Months Ended March 31, 2011

Net revenues	$129,453	$131,190
Cost of revenues	(126,788)	(119,316)
Gross profit	2,665	11,874

Selling and marketing expenses	(2,911)	(5,441)
General and administrative expenses	(16,845)	(15,544)
Gain on disposal of subsidiary	2,517	—
Other operating income	3,276	632
Loss from operations	(11,298)	(8,479)
Interest income	1,668	715
Interest expenses	(12,228)	(8,069)
Other income	64	192
Exchange differences	315	56
Loss before benefit from income taxes	(21,479)	(15,585)
Benefit from income taxes	3,796	136

Net loss before earnings in equity investment	(17,683)	(15,449)
Earnings in equity investment	(15)	(48)
Net loss	(17,698)	(15,497)
Net loss attributable to the non-controlling interests	1,088	1,758
Net loss attributable to WSP Holdings Limited	$(16,610)	$(13,739)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226
Diluted	204,375,226	204,375,226

Loss Per Ordinary Share
Basic	$(0.08)	$(0.07)
Diluted	$(0.08)	$(0.07)

Loss Per ADS(1)
Basic	$(0.81)	$(0.67)
Diluted	$(0.81)	$(0.67)

(1) ADS amounts adjusted for a change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$20,689	$27,742
Restricted cash	255,971	249,812
Accounts and bills receivable, net	184,773	260,139
Other current assets	310,968	328,869
Total Current Assets	772,401	866,562

Property and equipment, net	656,149	653,783
Prepaid lease payments for land use rights, non-current	33,000	32,957
Other non-current assets	22,958	17,814
Total Assets	$1,484,508	$1,571,116

Liabilities
Accounts payables	$288,239	$307,740
Borrowings due within one year	797,070	773,541
Other current liabilities	98,679	163,719
Total Current Liabilities	1,183,988	1,245,000

Borrowings due after one year	60,372	79,354
Other non-current liabilities	15,549	15,380
Total Liabilities	$1,259,909	$1,339,734

Total WSP Holdings Limited shareholders’ equity	218,748	233,873
Non-controlling interests	5,851	(2,491)
Total equity	224,599	231,382
Total Liabilities and Equity	$1,484,508	$1,571,116